Exhibit (a)(1)(I)

Date:
To:
From:	Sport Chalet, Inc.
Re:	Confirmation of Acceptance of Election to Participate in the Option Exchange

Thank you for your election to participate in the Option Exchange.  We confirm with this e-mail that we have accepted your election to participate and have canceled the eligible options you have properly tendered.  Subject to your continued employment or service with Sport Chalet, Inc. or any of its subsidiaries on the new option grant date and the other terms and conditions of the Option Exchange, you now have the right to receive new options entitling you to purchase the number of shares of our Class A Common Stock specified in the Option Exchange at an exercise price of $1.71 per share.

As soon as practicable, we will send you an agreement evidencing your new options.  Please follow the instructions accompanying that agreement concerning its execution and return.  In the meantime, if you have any questions, please contact Steve Teng at telephone number (818) 949-5371 or by e-mail at steng@sportchalet.com.

Sincerely,

Craig Levra,
Chairman and CEO